Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Baja Mining Corp. (the "Company")
1177 West Hastings Street, Suite 2350,
Vancouver, British Columbia, V6E 2K3

Item 2. Date of Material Change

June 7, 2010

Item 3. News Release

The News Release dated June 7, 2010 was disseminated through Marketwire and Market News. A copy of the News Release is attached as Schedule "A".

Item 4. Summary of Material Change

The Company announced that it has entered into a binding Letter of Intent with Louis Dreyfus Commodities Metals Suisse SA (”Louis Dreyfus”), setting out three transactions which, when completed, are expected to satisfy important parts of the financing package for the Boleo Project. The three transactions are as follows: (i) Louis Dreyfus will subscribe for common shares of the Company in a proposed future financing to be undertaken by Baja for an aggregate purchase price to Louis Dreyfus of up to US$40 million; (ii) Louis Dreyfus will provide a US$35 million Letter of Credit to satisfy the Company’s equity cost overrun requirement for the financing package of the Boleo project; and (iii) the Company and Louis Dreyfus will enter into offtake agreements under which Louis Dreyfus is committed to purchase 70% of the annual copper and cobalt production from the Boleo project for a term of 10 years from first production.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A".

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9. Date of Report

June 9, 2010.

Schedule "A"

June 7, 2010	TSX:BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA ANNOUNCES LETTER OF INTENT WITH LOUIS DREYFUS AND REPORTS ON BOLEO DEBT FINANCING PROGRESS

Baja Mining Corp. (“Baja”) today announced that it has entered into a binding Letter of Intent with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus”), setting out three transactions which, when completed, are expected to satisfy important parts of the financing package for the Boleo Project, (the “Project Finance Package”). The three transactions that are the subject of the Letter of Intent (together, the “Proposed Transactions”) are as follows:

(i)

Louis Dreyfus will subscribe under a subscription agreement (the “Subscription Agreement”) for common shares of Baja, as a “Lead Order” in a proposed future financing to be undertaken by Baja to fund part of Baja’s required equity contribution to the Boleo Project, at a price per share agreed at the time of closing (the “Equity Issue Price”) and for an aggregate purchase price to Louis Dreyfus of up to US$ 40 million;

(ii)

Louis Dreyfus will provide a US$ 35 million Letter of Credit for the benefit of Baja (the “Equity Cost Overrun Agreement”), to satisfy Baja’s equity cost overrun requirement for the Project Finance Package; and

(iii)

Baja and Louis Dreyfus will enter into offtake agreements under which Louis Dreyfus is committed to purchase, on commercial terms, 70% of the annual copper and cobalt production from the Boleo Project for a term of 10 years from first production of each such metal.

The Proposed Transactions are subject to completion of formal documentation, execution of documentation in regard to the Boleo Project financing and completion of due diligence. Certain elements of the Proposed Transactions are also subject to the approval of the Toronto Stock Exchange.

The Equity Cost Overrun Agreement will comprise a bank letter of credit which, if drawn, will be converted into common shares of Baja at the Equity Issue Price. Baja has the right to replace all or any portion of the Equity Cost Overrun by raising equity or alternative financing at any time. If the Equity Cost Overrun is not fully drawn or is cancelled, Louis Dreyfus will be issued non-transferable warrants for a maximum number of Baja common shares equal to US$ 10 million divided by 125% of the Equity Issue Price (and reduced proportionately to the extent the Equity Cost Overrun is drawn).

The Subscription Agreement will be part of a future equity issuance of common shares under an offering (at the Equity Issue Price) by a syndicate of broker dealers, currently being discussed and intended to provide Baja’s final equity requirements under the Project Finance Package. Baja has already filed a short form base shelf prospectus in March in relation to this financing. Louis Dreyfus shall not, by virtue of the Proposed Transactions, be permitted to own in aggregate more than 19.99% of the common shares of Baja on a fully diluted basis.

DEBT FINANCING PROGRESS UPDATE

Baja reports that the Project Sponsors (Baja 70% and the Korean Consortium 30%) continue to make steady progress towards finalizing the Project Finance Package for the Boleo Project. The Project Finance Package is expected to consist of:

(i)

a senior project debt financing of US$ 740 million (see Press Release of April – 2010), including a cost overrun facility of US$ 50 million . This project financing is proposed to be provided by certain export credit agencies, which are currently completing their due diligence and approval requirements, together with a syndicate of commercial banks;

(ii)	subordinated debt of US$ 50 million to be provided to the project by the Korean Development Bank;
(iii)

subordinated debt of US$ 50 million which will be provided to the Project by the Korean Consortium on behalf of Baja (repayable from project revenues that would otherwise be payable to Baja as dividends);

(iv)	US$ 50 million of cost overrun funding to be provided by the Project Sponsors. Baja’s share (US$ 35 million) will be satisfied by the Louis Dreyfus Equity Cost Overrun Agreement. and
(v)	balance of required equity contributions from each of the Project Sponsors.

MMB, the Mexican project company owned by the Project Sponsors, is being advised by Endeavour Financial International Corporation, and is in discussions with the lending group and Louis Dreyfus with the aim of closing the Project Finance Package (debt and equity) and recommencing construction at Boleo as soon as possible.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 70 million tonnes of proven and probable reserves) and approximately 165 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which the noted proven and probable reserves will be exploited), has a NPV of US$1.306 billion using an eight percent discount rate and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

The Louis Dreyfus Commodities Group (LDC) is one of the world’s leading commodity merchants and processors of agricultural, energy and metal products. The company has been trading commodities in international markets since 1851. LDC is present in over 56 countries, serving customers’ needs through its merchandising, logistics and asset management activities.

The Louis Dreyfus Commodities Metals Platform is an LDC trading and service business unit globally recognised as one of the leading traders in non-ferrous metal raw materials, refined metals and their byproducts. The Platform is actively involved in merchandising, risk management, logistics and financing of all parts of the metal supply chain as well as investment and equity participation in related assets. The Platform’s operations are managed from Geneva, with offices in all major producing and consuming regions.

For further information please visit the Louis Dreyfus Commodities website at www.ldcommodities.com

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.